UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	Early Warning Report dated May 19, 2009

Early Warning Report
pursuant to
NATIONAL INSTRUMENT 62-103

(a)	The name and address of the offeror:

Corriente Resources Inc. (the “offeror”)
Suite 520 - 800 West Pender Street Vancouver, BC V6C 2V6

(b)

The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On April 23, 2007, the offeror acquired a promissory note in the principal amount of $750,000, which is convertible at the option of the offeror into common shares of Q2 Gold Resources Inc. (“Q2 Gold”) at a conversion price of $0.10 per share, pursuant to a convertible loan agreement. On September 23, 2008, the offeror agreed to lend Q2 Gold up to a further principal amount of $750,000, to be advanced from time to time as required, on the same terms.

As at March 31, 2009, Q2 Gold owed the offeror $950,000 on account of principal advanced and a further $100,000 in accrued interest. If the total of $1,050,000 owing on account of principal and interest as of March 31, 2009 were converted into shares of Q2, Corriente would hold 10,500,000 common shares of Q2 Gold, representing 29.6% of its then-outstanding common shares.

As of the date hereof, no part of the convertible promissory note has been converted, and the offeror holds no common shares of Q2 Gold.

(c)

The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

As stated above.

(d)

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i)

the offeror, either alone or together with any joint actors, has ownership and control,

The offeror has ownership and control over all securities referred to in paragraph (b) as owned by it.

(ii)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable

(iii)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable

(e)

The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The acquisition was carried out privately.

(e.1)

The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

The offeror lent Q2 Gold a total of $1,500,000. The principal and interest owing under the promissory notes are convertible into common shares of Q2 Gold at a conversion price of $0.10 per share.

(f)

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The convertible promissory note was issued to the offeror in connection with a loan to Q2 Gold in the aggregate principal amount of $1,500,000 to allow it to meet its expenses. The offeror may acquire ownership of, or control or direction over, additional securities of Q2 Gold in the future.

(g)

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(h)	The names of any joint actors in connection with the disclosure required by this form:

Not applicable.

(i)

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The offeror lent Q2 Gold a total of $1,500,000 pursuant to a convertible loan agreement.

(j)

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of the National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

(k)

If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Not applicable

DATED the 19th day of May, 2009.

CORRIENTE RESOURCES INC.

Per:

/s/ Darryl Jones
Darryl Jones,
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: May 19, 2009
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer